Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

The Tomorrow Companies Inc.

Letter to Shareholders

December 7, 2021

Dear Tomorrow.io shareholders,

The story of Tomorrow.io started over a cold beer on a sunny afternoon in Harvard Square in Cambridge, Massachusetts. We imagined great things--but could not have anticipated just how far and how high your support could help us reach so quickly, and in many ways we are still just getting started. Today marks a new stage in our journey, and I am pleased to share with you some exciting news about our company: today we announced that Tomorrow.io plans to go public. We will list on Nasdaq through a business combination with a SPAC called Pine Technology Acquisition Corp. (“Pine Technology”) (Nasdaq: PTOC, PTOCW, PTOCU). This is a momentous day for Tomorrow.io. When public, Tomorrow.io will trade on Nasdaq under the new ticker symbol “TMW״. We will have more details to share in due course.

Tomorrow.io’s mission is to equip humanity with the weather intelligence needed to adapt and thrive in an era of climate crisis. We are focused on building a technology powerhouse that will improve weather forecasting on a global scale and with historic impact, shielding communities and businesses and saving lives around the world.

We do not take for granted your decision to invest in us--and we strive, always, to create value. Financial value. Value for our customers. And value for the world. The world has printed a lot of money and created significant wealth in the last two years, but far too little of it is going to fight or adapt to climate change. You can count yourself one of those who does not just complain about countries and politicians not taking action, but has invested, along with us, in moving the needle on the problem.

Becoming a public company will ensure our ability to raise the capital we need, build brand recognition and awareness, and put the power of capital market access behind our plans.

We are confident in our path and in the combined strength of our employees and leadership team to execute our long-term growth strategy. While we have accomplished a lot already—developing a software platform that enables any business or organization to proactively prepare for incoming weather, building a world-class weather forecasting operation in-house, earning the trust of customers around the world ranging from JetBlue to Uber to NOAA and NASA, securing funding from the U.S. Air Force for our first four satellites, and more—a lot of work and value creation are still ahead of us.

As a public company, we are confident our technology- and product-first approach, combined with our award-winning focus on customer success, will lead to further high points as we build the world’s largest weather enterprise--soon to be powered by space. Facing the task of establishing ourselves as a leading public company in the weeks and months ahead, we are humbly aware of all of your contributions along the way. Some of you invested and mentored, while others were part of the journey as employees helping us build. We could not have done it without you. Thank you. The future is bright for Tomorrow.io, and we are more excited than ever to accomplish our mission.

Shimon Elkabetz,

CEO

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Pine Technology Acquisition Corp. (“Pine Technology”) and The Tomorrow Companies Inc. (“Tomorrow.io”), Pine Technology will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 which will include Pine Technology’s prospectus and proxy statement (the “Proxy Statement/Prospectus”). Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Pine Technology.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Pine Technology’s directors and executive officers can also be found in in Pine Technology’s final prospectus, filed with the SEC on March 11, 2021. These documents are available free of charge as described above.